# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-025844
Filed by CIK 0001388325

## Reporting persons
- Novo Holdings A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 9,407,883; shared voting power 0; sole dispositive power 9,407,883; shared dispositive power 0; aggregate amount beneficially owned 9,407,883 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, 2M, 22419.

## Item 2. Person Filing
Name of person filing: Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies, currently comprised of Novo Nordisk A/S and Novozymes A/S (also known as Novonesis A/S), and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.
Address of principal business office or, if none, residence:
Tuborg Havnevej 19
2900 Hellerup, Denmark
Citizenship: Denmark

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,407,883
Percent of class: 5.3%
Sole power to vote or to direct the vote: 9,407,883
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,407,883
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Novo Holdings A/S: Barbara Fiorini, Barbara Fiorini, General Counsel, Finance & Operations (11/14/2025)